August 16, 2012

VIA EDGAR

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	Aerosonic Corporation
Form 10-K for the fiscal year ended January 31, 2012
Filed April 30, 2012
Form 10-K for the fiscal year ended January 31, 2012
Filed May 2, 2011
File No. 001-11750

Dear Mr. Humphrey:

This letter responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), received by letter dated July 5, 2012 related to the filings of Aerosonic Corporation (the “Company”) noted above. For the Staff's convenience, we have repeated below in italics each of the Staff’s comments and have set forth our response immediately below the applicable comment.

Form 10-K for the year ended January 31, 2012

Note 1. Description of Business, Basis of Presentation and Significant Accounting Policies Property Held for Sale, page F-9

1.	We have reviewed responses 1 through 3 of your letter dated April 26, 2012. We are unable to agree with your conclusion that the Earlysville facility has been accounted for and classified in accordance with GAAP. While we do not object to your initial decision to classify the property as held for sale as of January 31, 2008, we note that the purchaser terminated the initial purchase agreement on April 9, 2008 over concerns about the environmental contamination. In your response to prior comment 3, you state your belief that the largest impediment to attracting a buyer is the environmental condition of the property. However, actual clean-up efforts on the property have not yet begun. It is our view that the property is not available for sale in its present condition. We believe that the property should have been reclassified and accounted for as held and used no later than January 31, 2009 by analogy to ASC 360-10-55-42 (Example 7). As of that date, you no longer met the criteria for classification as held for sale set forth in ASC 360-10-45-9 (d). Accordingly, please revise your financial statements to comply with ASC 360-10-35-44.

August 16, 2012

Response:    As described in the Company’s letter to the Staff dated April 26, 2012, the Company believes that the Earlysville, Virginia facility (the “Property”) has been properly accounted for and classified as held for sale in accordance with GAAP.

Even if the Property is reclassified as held and used at all times since January 31, 2009, the Company has determined that the reclassification would not have a material effect on the its financial statements under ASC 250-10-45. The principal effect of the reclassification would be the recognition of the following additional depreciation expense (pre-tax):

•	approximately $86,000 during fiscal year 2010
•	approximately $69,000 during fiscal year 2011
•	approximately $68,000 during fiscal year 2012

In addition, the Property’s reclassification would not affect the related environmental remediation costs capitalized since January 31, 2009. Under ASC 410-30-25-18(a), these costs may be capitalized if they improve the safety of the Property as compared to its condition on the date the Company acquired it. The Property was contaminated with chlorinated solvents, including tetrachloroethylene (PCE), when the Company acquired it. As set forth in the U.S. Environmental Protection Agency’s (the “EPA”) Administrative Order on Consent that became effective on March 26, 2012, the EPA found that the Property’s former owner contributed to the handling, storage and disposal of the hazardous wastes, which may present an imminent and substantial endangerment to human health. The Company has never handled, stored or disposed of the hazardous wastes at the Property. Accordingly, the Property will be safer after remediation than on the acquisition date because remediation will remove the hazardous wastes that existed on the acquisition date. Furthermore, the Company’s remediation costs improve the safety of the Property and were properly capitalized because they were necessary to define the scope of, begin and guide the remaining remediation. The Company expects the remaining remediation to be implemented by the former owner pursuant to existing and future Administrative Orders on Consent with the U.S. Environmental Protection Agency.

2.	As a related matter, in your Property, Plant and Equipment footnote, please identify the idle facility as a separately labeled line item and provide accompanying descriptive disclosures.

Response:    As described above, the Company believes that the Property has been properly accounted for and classified as a current asset held for sale in accordance with GAAP. However, on a quarterly basis, the Company will evaluate the Property for reporting as either a current or noncurrent asset based on the circumstances at the time of the evaluation.

Additionally, we acknowledge that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

August 16, 2012

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and
o	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your comments. We trust that these responses are sufficiently detailed for your purposes. However, if you have any further questions or comments, please feel free to contact me.

Very truly yours,

/s/ Kevin J. Purcell

Kevin J. Purcell
Executive Vice President and Chief Financial Officer

cc:	Kristin Shifflett, Division of Corporation Finance